CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

April 22, 2022

VIA EDGAR

Ruairi Regan, Esq.

Pam Long, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Apollo Realty Income Solutions, Inc.

Draft Registration Statement on Form S-11

Submitted September 30, 2021

CIK No. 0001882850

Response to Staff comment made by letter dated October 27, 2021

Dear Mr. Regan and Ms. Long:

On behalf of our client, Apollo Realty Income Solutions, Inc. (the “Company”), set forth below is the response of the Company to a comment made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated October 27, 2021 (the “Comment Letter”) in connection with the Company’s Registration Statement on Form S-11 (the “Registration Statement”), which was submitted on September 30, 2021 to the SEC on a confidential basis pursuant to Title I, Section 106 of the Jumpstart Our Business Startups Act of 2012.

Net Asset Value Calculation and Valuation Guidelines, page 118

1.	Please provide us, on a supplemental basis, with your template for future NAV disclosures.

In response to the Staff’s comment, the Company supplementally advises the Staff that its future NAV disclosures will be in a form similar to the draft attached as Exhibit A hereto.

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-8324 or Andrew S. Epstein at (212) 878-8332.

Sincerely,

/s/ Jason D. Myers

Jason D. Myers

CLIFFORD CHANCE US LLP

cc:	Apollo Realty Income Solutions, Inc.

Stuart A. Rothstein

Jessica L. Lomm

Clifford Chance US LLP

Andrew S. Epstein

CLIFFORD CHANCE US LLP

Exhibit A

APOLLO REALTY INCOME SOLUTIONS, INC.

SUPPLEMENT NO. X DATED XX, 20XX

TO THE PROSPECTUS DATED XX, 20XX

We are providing this supplement no. X to you in order to supplement our prospectus dated [MONTH] XX, 20XX (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. The purpose of this supplement is to disclose information related to our monthly net asset value (“NAV”) per share for our Class S, Class I, Class D, Class F-S, Class F-I, Class F-D, and Class E shares for the month of XX 20XX. Capitalized terms shall have the same meanings as set forth in the Prospectus, unless otherwise noted. References herein to the “company,” “we,” “us,” or “our” refer to Apollo Realty Income Solutions, Inc. and its subsidiaries unless the context specifically requires otherwise.

NAV per share is calculated in accordance with the valuation guidelines approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at XXXXXXX and is made available on our toll-free, automated telephone line at (XXX) XXX-XXXX. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

The NAV presented in the following tables includes the NAV of our Class S, Class I, Class D, Class F-S, Class F-I, Class F-D, and Class E common stockholders. The following table provides a breakdown of the major components of our NAV as of the last calendar day of [MONTH] ($ and shares/units in thousands):

Components of NAV	Date
Investment in real properties	$
Investments in real estate debt
Cash
Other assets
Debt obligations
Other liabilities

Net asset value	$

Number of outstanding shares/units

CLIFFORD CHANCE US LLP

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of the last calendar day of [MONTH] ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class S Shares	Class I Shares	Class D Shares	Class F-S Shares	Class F-I Shares	Class F-D Shares	Class E Shares	Total
Net asset value	$	$	$	$	$	$	$	$—
Number of outstanding shares/units

NAV Per Share/Unit as of XXXXX	$	$	$	$	$	$	$

The following table provides a breakdown of the major components of our NAV as of the last calendar day of [PRIOR MONTH] ($ and shares/units in thousands):

Components of NAV	Date
Investment in real properties	$
Investments in real estate debt
Cash
Other assets
Debt obligations
Other liabilities

Net asset value	$

Number of outstanding shares/units

CLIFFORD CHANCE US LLP

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of the last calendar day of [PRIOR MONTH] ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class S Shares	Class I Shares	Class D Shares	Class F-S Shares	Class F-I Shares	Class F-D Shares	Class E Shares	Total
Net asset value	$	$	$	$	$	$	$	$—
Number of outstanding shares/units

NAV Per Share/Unit as of XXXXX	$	$	$	$	$	$	$

Set forth below are the weighted averages of the key assumptions used in valuation based on property types as of the last calendar day of [MONTH]. Once we own more than one property in additional property types, we will include the key assumptions for these property types.

Property Type	Discount Rate	Exit Capitalization Rate
XX	XX	XX

These assumptions are determined by the Adviser and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values as of the last calendar day of [MONTH]:

Input	Hypothetical Change	[Property Type] Investment Values
Discount Rate	XX decrease	XX
(weighted average)	XX increase	XX
Exit Capitalization Rate	XX decrease	XX
(weighted average)	XX increase	XX

CLIFFORD CHANCE US LLP

Set forth below are the weighted averages of the key assumptions used in valuation based on property types as of the last calendar day of [PRIOR MONTH]. Once we own more than one property in additional property types, we will include the key assumptions for these property types.

Property Type	Discount Rate	Exit Capitalization Rate
XX	XX	XX

These assumptions are determined by the Adviser and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values as of the last calendar day of [MONTH]:

Input	Hypothetical Change	[Property Type] Investment Values
Discount Rate	XX decrease	XX
(weighted average)	XX increase	XX
Exit Capitalization Rate	XX decrease	XX
(weighted average)	XX increase	XX